UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL HEALTHCARE PROPERTIES, INC.
(Name of Subject Company (Issuer))
NATIONAL HEALTHCARE PROPERTIES, INC.
(Name of Filing Person (Offeror))
7.375% Series A Cumulative Redeemable Perpetual Preferred Stock
7.125% Series B Cumulative Redeemable Perpetual Preferred Stock
(Titles of Classes of Securities)
42226B204
(CUSIP Number of Series A Cumulative Redeemable Perpetual Preferred Stock)
42226B303
(CUSIP Number of Series B Cumulative Redeemable Perpetual Preferred Stock)
Michael Anderson
Chief Executive Officer and President
Andrew Babin
Chief Financial Officer and Treasurer
National Healthcare Properties, Inc.
540 Madison Avenue, 27th Floor
New York, NY 10022
(332) 258-8770
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With a copy to:
Joseph A. Herz
Win Rutherfurd
Timothy W. Donovan
Greenberg Traurig, LLP
One Vanderbilt Avenue
New York, NY 10017
(212) 801-9200
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by National Healthcare Properties, Inc., a Maryland corporation (the “Company,” “NHP,” “we” or “us”), and relates to the offers by the Company to purchase up to a maximum aggregate purchase price in cash of $100 million of (i) its 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share, for a purchase price of $22.50 per share in cash (the “Series A Offer”), and (ii) its 7.125% Series B Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share, for a purchase price of $22.50 per share in cash (the “Series B Offer”), each less any applicable withholding taxes and without interest. The Series A Offer and Series B Offer are together referred to as the “Offers,” and each, an “Offer.” The Offers are each being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
All information included in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO, as more particularly set forth below.
ITEM 1.	SUMMARY TERM SHEET
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION
(a) Name and Address: The name of the subject company is National Healthcare Properties, Inc. The address of its principal executive office is 540 Madison Avenue, 27th Floor, New York, NY 10022 and its telephone number is (332) 258-8770.
(b) Securities: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price: The information set forth in Section 7 (“Price of Series A Shares and Series B Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address: The filing person is the subject company. The information set forth under Item 2(a) above and in Section 9 (“Certain Information Concerning Us”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION
(a) Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Priority; Odd Lots; Proration”), Section 2 (“Purpose of the Offers; Effects of the Offers”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offers”), Section 8 (“Source and Amount of Funds”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Certain U.S. Federal Income Tax Consequences”), Section 13 (“Extension of the Offers; Termination; Amendment”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.
(b) Purchases: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e) Agreements Involving the Subject Company’s Securities: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a) Purposes: The information set forth in the section captioned “Summary Term Sheet” and in Section 2 (“Purpose of the Offers; Effects of the Offers”) of the Offer to Purchase is incorporated herein by reference.
(b) Use of the Securities Acquired: The information set forth in Section 2 (“Purpose of the Offers; Effects of the Offers”) of the Offer to Purchase is incorporated herein by reference.
(c) Plans: The information set forth in Section 2 (“Purpose of the Offers; Effects of the Offers”) of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a) Source of Funds: The information set forth in the section captioned “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.
(b) Conditions: Not applicable.
(d) Borrowed Funds: Not applicable.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) Securities Ownership: The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
(b) Securities Transactions: The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.
ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) Solicitations or Recommendations: The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS
Not applicable.
ITEM 11.	ADDITIONAL INFORMATION
(a) Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 11 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.
(c) Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offers to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated May 18, 2026.
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Current Report on Form 8-K of National Healthcare Properties, Inc., filed on May 18, 2026 (incorporated by reference to such filing).
(b)	Not applicable.
(d)(1)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NATIONAL HEALTHCARE PROPERTIES, INC.

Dated: May 18, 2026	By:	/s/ Michael Anderson
Name: Michael Anderson
Title: Chief Executive Officer and President

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